EXHIBIT 12.1
WASTE MANAGEMENT, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)
(Unaudited)

	Years Ended December 31,
	2005	2004	2003
Income before income taxes, cumulative effect of changes in accounting principles, losses in equity investments and minority interests	$1,253	$1,316	$1,129

Fixed charges deducted from income:
Interest expense	496	455	439
Implicit interest in rents	51	51	69

	547	506	508

Earnings available for fixed charges	$1,800	$1,822	$1,637

Interest expense	$496	$455	$439
Capitalized interest	9	22	22
Implicit interest in rents	51	51	69

Total fixed charges	$556	$528	$530

Ratio of earnings to fixed charges	3.2x	3.5x	3.1x